FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 26 March 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|    Form 40-F
                                   -----             -----


                Indicate by check mark whether the registrant by
                     furnishing the information contained in
                    this Form is also thereby furnishing the
                    information to the Commission pursuant to
                       Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934.

                          Yes              No |X|
                             ----            ----


                               If "Yes" is marked,
                         indicate below the file number
                           assigned to the registrant
                       in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:
London Stock Exchange announcement - re Grant of
options to Director - Peter Liney                    25 March 2003        4 inc

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DEALINGS BY DIRECTORS


1) NAME OF COMPANY

    EBOOKERS PLC

2) NAME OF DIRECTOR

    PETER LINEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    GRANT OF OPTIONS UNDER THE EBOOKERS.COM EXECUTIVE SHARE OPTION SCHEME 1999

7)  Number of shares/amount of stock acquired

    N/A

8) % of issued Class

    N/A


9)  Number of shares/amount of stock disposed

    N/A

10)  %  of issued Class

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     N/A


11) Class of security

    N/A

12) Price per share

    N/A

13) Date of transaction

    N/A

14) Date company informed

    N/A

15) Total holding following this notification

    N/A

16) Total percentage holding of issued class following this notification

    N/A

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    24 MARCH 2003

18) Period during which or date on which exercisable

    24 MARCH 2004 TO 24 MARCH 2013

19) Total amount paid (if any) for grant of the option

    NIL

20) Description of shares or debentures involved: class, number.

    ORDINARY SHARES OF 14P EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    247.5 PENCE PER SHARE

22) Total number of shares or debentures over which options held following this notification

    346,000

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23) Any additional information

    N/A

24) Name of contact and telephone number for queries

    LEIGH GRANT, DEPUTY COMPANY SECRETARY - 020 7489 2297

25) Name and signature of authorised company official responsible for making this notification

     HELEN O'BYRNE,  COMPANY SECRETARY

    Date of Notification     25 MARCH 2003




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ebookers plc


Dated:  March 26  2003               /s/ Helen O'Byrne
                                     -----------------
                                     Helen O'Byrne
                                     Company Secretary


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